16003518



TATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

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SEC FILE NUMBER
8-68188

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/15_____ AND ENDING _____12/31/15_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Snowden Account Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Avenue, 9th Floor
(No. and Street)

New York   NY   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Sims   (646) 218-9769
                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

5 Vaughn Drive   Princeton   NJ   08540
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2). SEC 1410 (3-91)

Snowden Account Services, Inc.
(A wholly owned subsidiary of Snowden Capital Partners, LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.

[x] Facing Page.

[x] Statement of Financial Condition.

[ ] Statement of Operations.

[ ] Statement of Changes in Members' Equity.

[ ] Statement of Cash Flows.

[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
      under the Securities Exchange Act of 1934.

[ ] Computation for Determination of Reserve Requirements and Information Relating to Possession or
      Control Requirements pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.

[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
      Pursuant to Rule 15c3-1 (included with item (g))

[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
      Condition With Respect to Methods of Consolidation.

[x] An Affirmation.

[ ] A copy of the SIPC Supplemental Report.

[ ] A report describing any material inadequacies found to exist or found to have existed since
      the date of the previous audit (Supplemental Report on Internal Control).

[ ] Independent Auditors' Report Regarding Rule 15c3-3 exemption

[ ] Rule 15c3-3 Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, John Sims, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Snowden Account Services, Inc. at December 31, 2015, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

CFO and Financial and Operations Principal
Title

Subscribed and sworn
to before me 2/22/16

_____

SNOWDEN ACCOUNT SERVICES, INC.
(A wholly owned subsidiary of Snowden Capital Partners, LLC)
Statement of Financial Condition
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
December 31, 2015

Snowden Account Services, Inc.
(A wholly owned subsidiary of Snowden Capital Partners, LLC)
Index
December 31, 2015



AUDIT TAX ADVISORY

Report of Independent Registered Public Accounting Firm

To the Management and Shareholder of
Snowden Account Services, Inc.

We have audited the accompanying statement of financial condition of Snowden Account Services, Inc. (the "Company"), as of December 31, 2015. This financial statement is the responsibility of Snowden Account Services, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Snowden Account Services, Inc. as of December 31, 2015, in accordance with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

February 16, 2016

WithumSmith+Brown, PC   5 Vaughn Drive, Princeton, New Jersey 08540-6313   **T** (609) 520 1188   **F** (609) 520 9882   withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

Snowden Account Services, Inc.
(A wholly owned subsidiary of Snowden Capital Partners, LLC)

Notes to Financial Statements
December 31, 2015

1. Nature of operations

Snowden Account Services, Inc. (the "Company") a wholly owned subsidiary of Snowden Capital Partners, LLC (the Parent") is a corporation that was formed under the laws of the State of New York. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), The Securities Industry Investor Protection Corporation ("SIPC") and the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker dealer, providing placement services in publicly traded securities, mutual funds, municipal bonds, and variable annuities for individual investors, primarily through referrals from an affiliated company, Snowden Capital Advisors, LLC ("SCA") a registered investment advisor. Another affiliate, Snowden Insurance Services ("SIS") is licensed to sell insurance products. SCA and SIS are also wholly owned subsidiaries of the Parent.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

2. Summary of Significant Accounting Policies

Basis of presentation
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Commission receivable
Commissions receivable represent commissions earned on securities transactions. Fees receivable represent fees due on annuity contracts. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2015, the commissions receivable of $362,167 was pursuant to these clearing agreements.

Snowden Account Services, Inc.
(A wholly owned subsidiary of Snowden Capital Partners, LLC)

Statement of Financial Condition
December 31, 2015

Assets

Cash	$	581,911
Due from clearing broker (including deposit of $150,093)		512,260
Deferred tax asset		45,000
Accounts receivable		100,000
Prepaid expenses and other assets		67,454
Total assets	$	1,306,625

Liabilities and Stockholder's Equity

Liabilities

Due to related parties	$	169,817
Accounts payable and accrued expenses		69,141
Income taxes payable		134,000
Unearned revenue		18,700
Total liabilities		391,658

Stockholder's equity

Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding		10
Additional paid-in capital		1,414,169
Accumulated deficit		(499,212)
Total stockholder's equity		914,967
Total liabilities and stockholder's equity	$	1,306,625

The accompanying notes are an integral part of the statement of financial condition

Snowden Account Services, Inc.
(A wholly owned subsidiary of Snowden Capital Partners, LLC)

Notes to Financial Statements
December 31, 2015

2. **Summary of Significant Accounting Policies (continued)**

    Income taxes
    The Company accounts for income taxes in accordance with the asset and liability method of accounting.

    Under this method, deferred tax liabilities and assets are recognized for the estimated future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

3. **Deposit with Clearing Broker**

    The Company has a fully disclosed Clearing Agreement with Pershing, LLC ("Clearing Broker") to carry its account and the accounts of its customers. The Company has a required deposit of $150,093 and incurs a monthly minimum clearing fee paid to the clearing firm in accordance with the fully disclosed Clearing Agreement.

4. **Income Taxes**

    The deferred tax liability for tax purposes is recognized and provided for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities utilizing the accrual method of accounting and their respective income tax bases utilizing the cash method of accounting for income tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled.

    As of December 31, 2015, the deferred tax assets resulted primarily from the accrual method versus cash method difference discussed above and from the projected value of prior year's net operating loss carryforward that will be used to offset operating profits for income tax purposes in future years.

Snowden Account Services, Inc.
(A wholly owned subsidiary of Snowden Capital Partners, LLC)

Notes to Financial Statements
December 31, 2015

4. Income Taxes (continued)

The components of deferred income tax assets presented on the accompanying statement of financial condition as of December 31, 2015 are as follows:

Deferred tax asset		
Future benefit from use of net operating loss carry forwards	$	78,000
Deferred tax liability		
Timing differences resulting from the recognition of income and expenses for income tax and financial reporting purposes		(33,000)
Net deferred tax asset	$	45,000

The Company has not provided a valuation allowance at December 31, 2015 against its deferred tax assets as it is the belief of management that it is more likely than not that the Company will realize these net operating loss carryforwards. If it is determined that the realization of the asset no longer exists and the net operating loss carryforwards are no longer available for use, a valuation allowance may be recorded.

The Company has federal net operating loss carryforwards totaling $227,216 which are subject to various expirations through 2032.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011.

5. Transactions with related parties

Under an Expense Sharing Agreement with SCA, the Company is charged for office salaries, rent, telephone, consulting, legal, and travel and entertainment expenses. During the year ended December 31, 2015, this amounted to charges totaling $369,183. Additionally, the Company reimburses SCA, as a common paymaster, for the compensation of the Company's financial advisors. At December 31, 2015, the Company owed SCA a balance of $168,713 for unpaid charges.

SIS, in its capacity as a licensed insurance broker, facilitates some of the transactions for the Company. At December 31, 2015, The Company owed SIS a balance of $1,104 for unpaid charges.

All transactions with related parties are settled in the normal course of business. The terms of any of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

Snowden Account Services, Inc.
(A wholly owned subsidiary of Snowden Capital Partners, LLC)

Notes to Financial Statements
December 31, 2015

6. Regulatory requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of approximately $703,000 which exceeded the required net capital by approximately $603,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker.

7. Concentration of credit risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

8. Contingency

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000. At times during the year ended December 31, 2015, cash balances held in financial institutions were in excess of FDIC insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

9. Subsequent events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.